The Annual Meeting of the Stockholders of the Fund
 was held on October 11, 2001. The following is a
summary of the proposal presented and the total
number of shares voted:
Proposal:
1. To elect the following Directors:
	Votes in
Favor of	Votes
Against

Joseph J. Kearns	15,429,305				958,884
Michael Nugent		15,425,591				962,598
C. Oscar Morong, Jr.	15,421,691				966,498
Vincent R. McLean	15,421,991				966,198
Thomas P. Gerrity	15,441,597				946,592